August 20, 2007

Joseph V. Del Raso, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
18th and Arch Streets
Philadelphia, Pennsylvania 19103

Re: The Herzfeld Caribbean Basin Fund
        File Nos. 333-144838 and 811-6445

Dear Mr. Del Raso:

On July 24, 2007, you filed a registration statement on Form N-2 for The Herzfeld Caribbean Basin Fund in connection with a proposed non-transferable rights offering. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the registration statement.

Prospectus

Outside Cover Page

1. Please state whether the fund makes available its statement of additional information and annual and semi-annual reports, free of charge, on or through the fund's Web site at a specified Internet address. If the fund does not make its SAI and shareholder reports available in this manner, disclose the reasons why it does not do so. **See** Item 1.d to Form N-2.

Information Regarding the Fund, page 6

2. The disclosure states that the fund invests in a "broad range of securities" of issuers that conduct substantial trade or derive substantial revenue from operations in Caribbean Basin Countries. Please add a brief description of the types of securities in which the fund invests and the risks associated with these securities. **See** Instruction to Item 3.2 of Form N-2.

Use of Proceeds, page 22

3. The disclosure states that the fund will invest the net proceeds of the Offer in accordance with its investment objectives and policies. Disclosure earlier in the section entitled **Purpose of the Offer**, however, discloses additional purposes for which the proceeds of the Offer may be used. For example, the disclosure states that the Offer may be used by the fund to make a large capital gains distribution to shareholders in order to preserve its status as a "regulated investment company" under Subchapter M of the Internal Revenue Code. Accordingly, please add disclosure stating the principal purposes for which the net proceeds of the Offer are intended to be used and the approximate amount intended to be used for each purpose. **See** Item 7.1 and related Instructions to Form N-2.

   The disclosure states further that the Adviser anticipates that it will take no longer than six months to invest the proceeds from this rights offering. Since the time period for investment of the proceeds is expected to exceed three months, please disclose the reasons for the delay. **See** Guide 1 of Form N-2.

Committees of the Board, page 40

4. Please disclose the number of meetings that the Nominating Committee held during the fund's last fiscal year. **See** Item 18.5(c) of Form N-2.

Portfolio Manager, page 43

5. Please disclose the length of service of Thomas J. Herzfeld as the fund's portfolio manager. **See** Item 9.c of Form N-2.

General Comments

6. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

7. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

8. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

9. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

10. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

11. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

<p align="center">*　　*　　*　　*　　*</p>

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel